Filed by Fresenius Medical Care Aktiengesellschaft
pursuant to Rules 165 and 425
promulgated under the
Securities Act of 1933, as amended

     This filing consists of an investor presentation and press release issued by Fresenius Medical Care AG on May 4, 2005 in connection with its announcement of a proposed conversion of its outstanding preference shares into ordinary shares and transformation of the legal form of Fresenius Medical Care AG.

WHERE YOU CAN FIND MORE INFORMATION

     This filing may be deemed to be offering material in respect of the proposed conversion and transformation. Fresenius Medical Care AG intends to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 in the near future, including a preliminary information statement/prospectus constituting a part thereof. SHAREHOLDERS OF FRESENIUS MEDICAL CARE AG ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION AND TRANSFORMATION. The final information statement/prospectus will be mailed to shareholders of Fresenius Medical Care AG. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Fresenius Medical Care AG with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG, Attention: Investor Relations, Else-Kroner-Strasse 1, 61352 Bad Homburg, v.d.H., Germany.

     THE INFORMATION STATEMENT/PROSPECTUS THAT FRESENIUS MEDICAL CARE AG INTENDS TO FILE WITH THE SEC WILL BE DISTRIBUTED SOLELY TO ENABLE OUR SHAREHOLDERS TO VOTE ON THE AMENDMENTS TO OUR ARTICLES OF ASSOCIATION REQUIRED TO PERMIT THE CONVERSION OF OUR PREFERENCE SHARES INTO ORDINARY SHARES AND THE TRANSFORMATION OF THE LEGAL FORM OF THE COMPANY AT THE SHAREHOLDER MEETINGS. IT WILL NOT AND THIS DOES NOT CONSTITUTE AN OFFER TO CONVERT ORDINARY SHARES INTO PREFERENCE SHARES OR A SOLICITATION OF OFFERS TO CONVERT PREFERENCE SHARES INTO ORDINARY SHARES. ANY SUCH OFFER WILL BE MADE BY A SEPARATE PROSPECTUS FOLLOWING THE SHAREHOLDER MEETINGS.

FORWARD-LOOKING STATEMENTS

     This filing including the investor presentation and press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	Our business development, operating development and financial condition;

•	Our expectations of growth in the patient population regarding renal dialysis products and services;

•	Our ability to remain competitive in the markets for our products and services;

•	The effects of regulatory developments, legal and tax proceedings and any resolution of government investigations into our business;

•	Changes in government reimbursement policies and those of private payors;

•	Changes in pharmaceutical administration patterns or reimbursement policies;

•	Our ability to develop and maintain additional sources of financing; and

•	Other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

     When used in this filing including the investor presentation and press release, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained in this filing. These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigation by the United States Attorney for the Eastern District of Missouri, and changes to pharmaceutical utilization patterns. Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

* * *

The World's Leading Renal Therapy Company Analyst Meeting, May 4, 2005

2) Summary of Transactions

FME to acquire Renal Care Group, Inc. ('RCG') recognized for profitability and excellent clinical outcomes fourth largest provider of dialysis services in the US Respective Boards have approved offer of US$ 48 per share in cash, valuing RCG's equity at US$ 3.5 bn The acquisition will be all-debt financed; commitments in place RCG shareholders to approve acquisition Overview The Acquisition Conversion of FME preference shares into ordinary shares Transformation of legal form into FME KGaA High standard of corporate governance and transparency Voluntary conversion of preference into ordinary shares at attractive conditions FME shareholders to approve transformation The Conversion and the Transformation The Transactions FME = Fresenius Medical Care In combination with

Strategic rationale Create single share class Seek to improve trading liquidity in ordinary shares Increased index-relevant free float expected to benefit DAX ranking Increase of financial flexibility to exploit future profitability opportunities High corporate governance standards and transparency The Conversion and the Transformation FME = Fresenius Medical Care

4) The Conversion and the Transformation DISCLAIMER This presentation does not constitute an offer to convert preference shares into ordinary shares or a solicitation of offers to convert preference shares into ordinary shares, or an offer to sell or solicitation of any offer to purchase shares of Fresenius Medical Care KGaA. Such offer may be made only at a later stage and, in certain jurisdictions, by a prospectus. Investors are urged to read the prospectus that we will file with the US Securities and Exchange Commission. You can obtain a copy of the prospectus without charge from the Commissions webpage, www.sec.gov.

The Conversion and the Transformation Convert preference shares into ordinary shares (Conversion) in combination with Change Company's legal form from "AG" to "KGaA" (Transformation) Two key interrelated initiatives

The Conversion of the preference shares Create one share class Simplify corporate share structure Substantially improved liquidity Increased index-relevant free float Increase flexibility to efficiently finance future growth initiatives Ability to issue ordinary shares No preference share discount Key benefits

Substantially improved liquidity 34.4m ordinary shares in free float 26.3m preference shares in free float 60.7m ord. shares in free float after conversion* Daily average number traded in last 3 months 280 in % of free float 0.009 302k 0.9% Daily average number traded in last 3 months 81 in % of free float 0.003 Expected daily average number traded 532 81k 0.3% Daily average number traded in % of free float 0.009 0.9% ~530k Substantial increase of liquidity in ordinary shares to be expected following preference share conversion * 100% conversion of preference shares assumed Pre-Conversion Post-Conversion Source: Bloomberg

Increased index-relevant free float FME ordinary free float market cap (€bn) FME DAX ranking (free float market cap) Pre conversion Post conversion* 2.22 3.45 * Addition of free float market cap of ordinary and preference shares assuming 100% conversion of preference shares Note: Based on Deutsche Boerse DAX ranking as of March 31, 2005 +55% Pre conversion Post conversion #28 ... #28 ... #29 ... #29 ... #30 ... #30 FME #31 ... #31 ... #32 ... #32 ... #33 ... #33 ... #34 FME #34 ... #35 ... #35 ... #36 ... #36 ... (Dax position #28) (Dax position #30)

Preference shares conversion Terms Voluntary exchange at ratio 1:1 Conversion premium of € 12.25 to be paid per preference share 2/3 of average share price spread in the last 3 months Attractive discount of 10% = € 6.14 for preference shareholders as incentive to convert Proceeds for FME of approx. € 322 million from conversion premium if all preference shares are exchanged Four to six weeks tender period. No follow-up offer planned

Viewpoint of preference shareholders Preference shares conversion (continued) Cash Compensation (2/3 of spread) Incentive (1/3 of spread) Get a voting right Benefit from increased liquidity Benefit from DAX membership Incentive to convert Capital transactions typically done at discount Lose the right for a slightly higher preferred dividend Successful precedents of Metro and MAN (both with compensation premium of 2/3) Discount to the converting preference shareholders of ~ 10% is within the limits for the premium set by the ruling of the court of Cologne (OLG) on the Metro precedent

Corporate shareholding structure - now and then Fresenius AG 35.5m shares Free Float 34.5m shares Ordinary shares Free Float 26.4m shares Preference shares Fresenius Medical Care AG 51% 49% 100% Fresenius AG 35.5m shares Free Float 60.9m shares Ordinary shares Fresenius Medical Care KGaA 37%* 63%* Management AG (General Partner) current structure new structure proposed * 100% conversion of preference shares assumed 100%

Corporate governance highlights under FME KGaA No change of FME Management Two independent Supervisory Board members at FME Management AG Supervisory Board (same as today) Fresenius must hold more than 25% in FME KGaA to consolidate and control the FME Management AG In case Fresenius sells a 25% stake or more in FME KGaA including FME Management AG, the acquirer would be required to make a take-over offer to all other shareholders; any control premium would be shared with the ordinary free float shareholders FME = Fresenius Medical Care High standard of corporate governance and transparency

Basic steps for implementation KGaA Transformation Preference share Conversion Ordinary shareholder's approval (75%) in EGM of represented capital Registration of change in corporate form with German Commercial Register New form of KGaA effective on registration Ordinary shareholder's approval (75%) in EGM of represented capital Preference shareholder's approval (75%) in EGM of represented capital EGM = Extraordinary General shareholder meeting

Creation of single share class by transformation of Fresenius Medical Care AG into KGaA : Preference shareholders can receive ordinary shares at attractive conditions while FME receives gross proceeds of approximately $ 322 million Increased financial flexibility following acquisition of RCG to ensure future profitability opportunities Fresenius Medical Care & Fresenius AG can each efficiently finance their growth Significantly increase trading liquidity in ordinary shares Improved DAX ranking as a consequence Key benefits of the conversion and transformation

Fresenius Medical Care AG
Investor News	Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
E-mail: ir-fms@fmc-ag.com

North America:
Heinz Schmidt
	Phone:	+ 1 781 402 9000
Ext.: 4518
	Fax:	+ 1 781 402 9741
E-mail: ir-fmcna@fmc-ag.com

Internet: http://www.fmc-ag.com

May 04, 2005

Fresenius Medical Care to Propose Conversion of Preference Shares

into Ordinary Shares in Combination with

a Change of the Company’s Legal Form into a KGaA

The combination of a change of the legal form into a KGaA with the creation of a single share class is a strategic step that increases the financial flexibility of Fresenius Medical Care going forward and improves trading liquidity and the overall attractiveness of the Company’s ordinary shares.

Bad Homburg, Germany – Fresenius Medical Care AG (“Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world’s largest provider of Dialysis Products and Services, today announced its intention to offer the holders of the Company’s approx. 26.4 million preference shares the opportunity to convert these shares into ordinary shares. Furthermore, the Company will ask its ordinary shareholders to approve a change of the legal form from an “Aktiengesellschaft“ (AG) to a “Kommanditgesellschaft auf Aktien” (KGaA, see glossary on page 4).

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Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We expect these initiatives will improve and enhance our financial flexibility to the benefit of all stakeholders. The step toward just one share class will significantly improve trading liquidity in the ordinary shares and will simplify our share structure. The share conversion offers preference shareholders the opportunity to switch to ordinary shares at attractive conditions. Importantly this new corporate structure will allow for continued high standards of corporate governance and transparency as today. We are very excited about these initiatives allowing us to look ahead with confidence toward further growth opportunities and increasing profitability”.

Details on the conversion of preference shares
The preference shareholders (including the holders of the American Depository Shares representing preference shares) will be granted the opportunity to convert their preference shares into ordinary shares. The preference shareholders who participate in this program pay a “premium” of € 12.25 per share for the conversion. The premium corresponds to approx. 2/3 (two thirds) of the price difference between the ordinary and preference shares of the weighted average stock exchange prices in the three months prior to this announcement. On this basis, preference shareholders can therefore obtain ordinary shares, by means of this conversion, at an effective discount of € 6.14 or 10% per share compared to yesterday’s closing price of the ordinary shares.

Conversion of preference shares into ordinary shares will be possible during a four to six weeks conversion period. The technical details of the conversion including the exact timing will be determined by the Management Board with the approval of the Supervisory Board and will be send out in a prospectus to be distributed by the Company when it makes the conversion offer. There is no intention to extend the conversion period or to launch another offer for conversion in the future.

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Details on change of the corporate legal structure to KGaA
In combination with the proposed conversion of Fresenius Medical Care preference shares into ordinary shares, the Supervisory Board and the Management Board propose a change of the legal structure of the Company into a Kommanditgesellschaft auf Aktien (KGaA) under German law.

In the course of this transformation of legal form, a subsidiary of Fresenius AG in the legal form of an “Aktiengesellschaft” (stock corporation under German law) will be established as general partner of the Fresenius Medical Care AG & Co. KGaA. The Management Board of the general partner - which will be identical with the current Management Board of Fresenius Medical Care — will assume the management of Fresenius Medical Care. As long as Fresenius AG maintains ownership of more than 25% of the share capital of the Company, it will retain its current controlling position. This includes the right of full consolidation despite the expected dilution of its shareholding in the ordinary voting shares below 50% through the conversion of the current non-voting preference shares into ordinary shares.

Given Fresenius AG’s current controlling influence in the shareholders’ meeting due to its majority in the ordinary shares the transformation of legal form will factually not affect the position of the ordinary Free Float shareholders. The proposed change in the legal form of Fresenius Medical Care will allow to continue the high standards of corporate governance and transparency as today.

Extraordinary General Meeting
In an Extraordinary General Meeting of Fresenius Medical Care, the ordinary shareholders will be asked to approve the change of the legal form as well as the conversion of preference shares into ordinary shares. The approval of the preference shareholders is required to the conversion of preference shares into ordinary shares. The exact timing of the meeting will be announced at a later date.

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Analyst Meeting

Instead of a Conference Call only, Fresenius Medical Care will also host an Analyst Meeting on May 04, 2005 at 2.30pm CET / 8.30am EDT at its headquarters in Bad Homburg. The company invites investors to listen to the live video webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

If you would like to participate via telephone, please call the following number on the day and at the time mentioned above:

+1 (706) 645 9185 (U.S./Canada and International Callers).

***

DISCLAIMER
This announcement does not constitute an offer to convert preference shares into ordinary shares or a solicitation of offers to convert preference shares into ordinary shares, or an offer to sell or solicitation of any offer to purchase shares of Fresenius Medical Care KGaA. Such offer may be made only at a later stage and, in certain jurisdictions, by a prospectus.

Fresenius Medical Care AG, May 04, 2005	4 of 5

Glossary for Kommanditgesellschaft auf Aktien:
A Kommanditgesellschaft auf Aktien is a partnership limited by shares. Like the German ‘AG’ (i.e. Aktiengesellschaft = stock corporation), the KGaA is an entity with its own legal identity. Unlike in the case of an AG, however, the KGaA has two groups of shareholders: personally liable general partners on the one hand and limited liability shareholders on the other. The limited liability shareholders have an interest in the stated share capital and, as in the case of other publicly quoted companies, are not personally liable for the debts of the company.

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,630 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 125,900 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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